SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 October 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 28 September 2011
99.2	Total Voting Rights dated 30 September 2011
99.3	Holding(s) in Company dated 5 October 2011
99.4	Director/PDMR Shareholding dated 13 October 2011

Exhibit No: 99.1

28 September 2011

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibility ("PDMR") and connected persons

On 27 September 2011, Tom Singer, Chief Financial Officer, was awarded conditional rights over 46,635 ordinary shares in the Company. The shares will vest on the first anniversary of Mr Singer joining the Company. This award forms part of Mr Singer's recruitment terms.

In addition, Mr Singer has been granted conditional rights over the Company's ordinary shares under the Long Term Incentive Plan ("LTIP"). Under the terms of the LTIP, the maximum numbers of shares that can be transferred to Mr Singer if all performance conditions are met in full are as follows:

Performance Period                                         Number of Shares

2010 to 2012                                                                69,952
2011 to 2013                                                                78,696

The performance measurement periods are from 1 January 2010 to 31 December 2012 and 1 January 2011 to 31 December 2013. The awards will vest on the business day after the announcement of the Company's 2012 and 2013 year end financial results respectively.

---------------Ends--------------

For further information please contact:
Investor Relations (Heather Wood, Catherine Dolton)                +44(0) 1895 512 176
Media Relations (Kari Kerr)                                                              +44(0) 1895 512 426

Notes to editors

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with almost 60 million members worldwide.

IHG is the world's largest hotel group by number of rooms and franchises, leases, manages or owns over 4,400 hotels and more than 656,000 guest rooms in 100 countries and territories, and has more than 1,100 hotels in its development pipeline.

IHG expects to recruit around 160,000 people worldwide over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

Exhibit No: 99.2

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 September 2011, InterContinental Hotels Group PLC's issued share capital consists of 290,331,698 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 290,331,698.

The above figure, 290,331,698, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

30 September 2011

Exhibit No: 99.3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	30 September 2011
6. Date on which issuer notified:	4 October 2011
7. Threshold(s) that is/are crossed or reached:	Holding increasing above 10%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	28,718,033	28,718,033			30,389,706		10.47%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
30,389,706	10.47%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Southeastern Asset Management, Inc., is the investment advisor to the Longleaf Partners Fund, a US mutual fund.  The 30,389,706 voting shares held by Southeastern Asset Management Inc., include 20,478,245 of the voting shares held directly by Longleaf Partners Fund.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit No: 99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	DAVID WEBSTER		NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	HARGREAVES LANSDOWN NOMINEES LIMITED		PURCHASE OF SHARES UNDER HARGREAVES LANSDOWN REINVESTMENT OF DIVIDENDS ACCORDING TO A TRADING PLAN ENTERED INTO ON 15 AUGUST 2011
	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	319		NOT APPLICABLE
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	NOT APPLICABLE		NOT APPLICABLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£10.606732		10 OCTOBER 2011, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	35,828		12 OCTOBER 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NOT APPLICABLE		NICOLETTE HENFREY 01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 13 OCTOBER 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 October 2011